Exhibit 99.4

Consolidated Financial Statements of

Concordia Healthcare Corp.

December 31, 2014 and 2013

	Collins Barrow Toronto LLP Collins Barrow Place 11 King Street West
	Suite 700, Box 27
	Toronto, Ontario
	M5H 4C7 Canada

INDEPENDENT AUDITORS’ REPORT	T.	416.480.0160
	F.	416.480.2646

To the Shareholders of Concordia Healthcare Corp.	www.collinsbarrow.com

We have audited the accompanying consolidated financial statements of Concordia Healthcare Corp. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of income and comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Concordia Healthcare Corp. and its subsidiaries as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Licensed Public Accountants

Chartered Accountants

March 19, 2015

Toronto, Ontario

[3]

Concordia Healthcare Corp.

Consolidated Balance Sheets

As at December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

	2014	2013
Assets
Current
Cash	$42,770	$42,899
Accounts receivable (Note 6)	29,371	23,012
Inventory (Note 7)	6,718	4,030
Prepaid expenses and other current assets (Note 8)	5,793	2,407

	84,652	72,348
Fixed assets (Note 9)	760	444
Deferred taxes (Note 13)	861	24
Intangible assets (Note 10)	470,168	61,700
Goodwill (Note 11)	36,259	36,249

Total Assets	$592,700	$170,765

Liabilities
Current
Accounts payable	$6,773	$21,669
Accrued liabilities	3,849	7,734
Provisions (Note 12)	21,799	24,208
Royalties payable	3,141	3,093
Dividend payable	2,165	—
Taxes payable	13,309	987
Senior and subordinate debt (Note 14)	—	14,966
Current portion of notes payable (Note 15)	1,372	662
Current portion of long-term debt (Note 14)	27,336	—
Current portion of purchase consideration payable (Note 16)	2,065	2,786

	$81,809	$76,105
Long-term debt (Note 14)	226,145	—
Notes payable (Note 15)	3,890	5,104
Purchase consideration payable (Note 16)	23,043	21,599
Deferred taxes (Note 13)	17	6,415
Other liabilities	246	20

Total Liabilities	335,150	109,243

Shareholders’ Equity
Share capital (Note 17)	247,035	57,521
Reserve for share based compensation (Note 19)	5,028	1,555
Accumulated other comprehensive income (loss)	(274)	15
Retained earnings	5,761	2,431

Total Shareholders’ Equity	257,550	61,522

Total Liabilities and Shareholders’ Equity	$592,700	$170,765

Commitments and contingencies (Note 21)

Subsequent events (Note 26)

Approved and authorized for issue by the Board of Directors on March 19, 2015.

“Jordan Kupinsky”	“Mark Thompson”
Director (Signed)	Director (Signed)

The accompanying notes are an integral part of these consolidated financial statements.

[4]

Concordia Healthcare Corp.

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

	2014	2013

Revenue	$122,191	$40,447
Cost of sales	17,989	8,338

Gross profit	104,202	32,109

Operating expenses
General and administrative	20,663	6,545
Business acquisition related costs	13,521	3,692
Selling and marketing	10,229	2,464
Research and development	9,301	1,931
Share-based compensation	4,484	1,070
Depreciation expense	131	18
Exchange listing expenses	—	2,404

Total operating expenses	58,329	18,124

Operating income	45,873	13,985

Other income and expense
Interest and accretion expense	12,194	6,382
Amortization of intangible assets	11,039	120
Change in fair value of contingent consideration	2,629	—
Foreign exchange loss	696	129
Other (income) expense	203	(150)
Change in fair value of derivative warrants	—	4,648

Income before tax	19,112	2,856

Income taxes
Current	14,756	502
Recovery	(7,234)	(77)

Net Income	11,590	2,431

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(289)	15

Total comprehensive income for the period	$11,301	$2,446

Earnings per share (Note 18)
Basic earnings per share	$0.45	$0.38
Diluted earnings per share	$0.43	$0.38

The accompanying notes are an integral part of these consolidated financial statements.

[5]

Concordia Healthcare Corp.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

	Share Capital
	Number of Shares	Amount	Reserve for Share Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balances, January 1, 2013	1,500,000	$—	$—	$—	$—	$—
Issuance of Common Stock during the period	16,485,889	57,521	—	—	—	57,521
Share based compensation expense	—	—	1,555	—	—	1,555
Net income	—	—	—	—	2,431	2,431
Foreign currency translation adjustment	—	—	—	15	—	15

Balances, December 31, 2013	17,985,889	$57,521	$1,555	$15	$2,431	$61,522

Issuance of Common Stock during the period	10,355,833	186,150	—	—	—	186,150
Dividends	—	—	—	—	(8,260)	(8,260)
Exercise of options	519,517	3,364	(1,011)	—	—	2,353
Share based compensation expense	—	—	4,484	—	—	4,484
Net income	—	—	—	—	11,590	11,590
Foreign currency translation adjustment	—	—	—	(289)	—	(289)

Balances, December 31, 2014	28,861,239	$247,035	$5,028	$(274)	$5,761	$257,550

The accompanying notes are an integral part of these consolidated financial statements.

[6]

Concordia Healthcare Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

	2014	2013

Cash flows from operating activities
Net income after tax	$11,590	$2,431
Adjustments to reconcile net income to net cash flows from operating activities:
Interest and accretion expense	12,194	6,382
Depreciation and amortization	11,170	138
Share based compensation expense	4,484	1,070
Share based transaction and listing expense	—	4,593
Change in fair value of contingent consideration	2,629	—
Change in fair value of derivative warrants	—	4,648
Income tax provision	7,522	265
Loss on sale of equipment	120	—
Cash income taxes paid	(2,324)	—

	47,385	19,527
Changes in operating assets and liabilities, excluding effect of acquisitions
Accounts receivable	(7,116)	(19,454)
Inventory	(66)	313
Prepaid expenses and other current assets	(2,424)	(816)
Accounts payable	(15,596)	20,395
Accrued liabilities	(4,571)	2,597
Provisions	(4,448)	24,208
Royalties payable	49	3,093
Other liabilities	245	—

Net cash provided by operating activities	13,458	49,863

Cash flows from investing activities
Purchase consideration paid	(294,085)	(59,259)
Purchase of fixed assets and software	(651)	(107)
Proceeds from sale of equipment	4	—

Net cash used in investing activities	(294,732)	(59,366)

Cash flows from financing activities
Proceeds from credit facilities	265,000	3,000
Net proceeds from issuance of common stock	56,998	39,064
Proceeds from senior and subordinated debt	—	21,150
Transaction cost paid on long-term debt	(8,561)	(1,100)
Proceeds from exercise of options	2,353	—
Payment of senior and subordinated debt	(15,742)	(5,408)
Payment of notes payable	(488)	—
Payment of credit facility	(4,250)	(3,000)
Interest paid	(8,114)	(1,304)
Dividends paid	(6,095)	—

Net cash provided by financing activities	281,101	52,402

Net change in cash	(173)	42,899
Unrealised foreign exchange gain in cash and cash equivalents	44	—
Cash at beginning of period	42,899	—

Cash at end of period	$42,770	$42,899

The accompanying notes are an integral part of these consolidated financial statements.

[7]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

1.	Description of Business and General Information

Concordia Healthcare Corp. (the “Company”, “Concordia” or the “Group”) is an integrated healthcare company that targets three areas: (a) legacy pharmaceutical products; (b) specialized healthcare distribution that services the growing diabetic market; and (c) the acquisition and/or development of orphan drugs.

These three business units are run as separate divisions but are inter-related. The cash-flow from legacy pharmaceutical products is used to fund operations and is also intended to fund the expansion of indications for potential orphan drugs. The specialized healthcare distribution division provides additional growth and cash-flow generation. Additionally, through its registered pharmacy operation, this business is intended to provide a specialty distribution capability for orphan drugs once acquired and/or developed. The three business units were acquired during 2013 and are expected to provide the Company with an increased market share of the related products, as well as savings in costs through economies of scale. During 2014, the Company has grown the Legacy Pharmaceuticals Division through the acquisition of Donnatal® and Zonegran®.

On December 20, 2013 the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) and completed its qualifying transaction (the “Qualifying Transaction”). The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among Mercari Acquisition Corp. (“Mercari”), a capital pool company listed on the NEX board of the TSX Venture Exchange, Mercari Subco Inc., a wholly-owned subsidiary of Mercari, and Concordia Healthcare Inc., (“CHI”), a private Ontario corporation incorporated on December 5, 2012. On December 18, 2013, Mercari changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. The Qualifying Transaction resulted in a reverse takeover of Mercari by the shareholders of CHI (the “Reverse Takeover”).

Immediately upon completion of the Qualifying Transaction, the shareholders of CHI held 98.5% of the shares of the amalgamated corporation, and for accounting purposes CHI was deemed to be the acquirer. The Qualifying Transaction constituted a reverse takeover but did not meet the definition of a business combination under International Financial Reporting Standards (“IFRS”) 3, Business Combinations; accordingly the Company has accounted for the transaction in accordance with IFRS 2, Share-based Payment. The assets and liabilities of Mercari have been included in the Company’s consolidated balance sheet at fair value, which approximate their pre-combination carrying values.

Mercari’s shares were delisted from the NEX board of the TSX Venture Exchange. Concordia Healthcare Corp.’s shares were listed for trading on the TSX under the symbol “CXR” on December 24, 2013.

The registered and head office of the Company is located at 277 Lakeshore Rd. East, Suite 302, Oakville, Ontario, L6J 1H9.

[8]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments that are measured at fair values, as explained in the accounting policies below. The accounting policies have been consistently applied throughout the period unless otherwise stated.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

CHI was incorporated on December 5, 2012, however, the entity was not capitalized and did not commence operations until May of 2013. During the year, Hawthorn Drug Group Inc. was incorporated but was not capitalized and did not commence operations.

(b)	Business Combinations

Acquisitions during the year ended December 31, 2014 and 2013 have been accounted for as business combinations using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are recognized in income and comprehensive income as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 and IAS 19 respectively; and

•	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

[9]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(b)	Business Combinations (continued)

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(c)	Recent Accounting Pronouncements

The following pronouncements were issued by the International Accounting Standards Board (IASB) or the International Financial Reporting Interpretations Committee (IFRIC). The adoption of the pronouncements did not have a material impact on the Company’s financial statements, unless otherwise noted below.

Consolidated Financial Statements

In October 2012, the IASB issued amendments to IFRS 10 Consolidated financial statements to require investment entities to measure subsidiaries at fair value through profit or loss. In addition, IFRS 12 Disclosure of interests in other entities has been amended to include disclosure requirements for investment entities. IAS 27 Separate financial statements has been amended to require investment entities to measure investments in subsidiaries at fair value through profit or loss when separate financial statements are presented. The amendments are effective for annual periods beginning on or after January 1, 2014.

Financial Instruments: Presentation

IAS 32 Financial Instruments: Presentation was amended by the IASB in December 2011. Offsetting Financial Assets and Financial Liabilities amendment addresses inconsistencies identified in applying some of the offsetting criteria. The amendment is effective for annual periods beginning on or after January 1, 2014.

Impairment of Assets

IAS 36 Impairment of Assets was amended by the IASB in June 2013. Recoverable Amount Disclosures for Non-Financial Assets amendment modifies certain disclosure requirements about the recoverable amount of impaired assets if that amount is based on fair value less costs to sell. The amendment is effective for annual periods beginning on or after January 1, 2014.

[10]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Recent Accounting Pronouncements (continued)

Levies

IFRIC Interpretation 21, Levies, was issued by the IFRIC in May 2013. The Interpretation on the accounting for levies imposed by governments clarifies the obligating event that gives rise to a liability to pay a levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

(d)	Future Accounting Changes

The following pronouncements were issued by the IASB or the IFRIC. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the summary below. The following have not yet been adopted and are being evaluated to determine the resultant impact on the Company.

Financial Instruments

IFRS 9 Financial Instruments was issued in final form in July 2014 by the IASB and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes requirements relating to a new hedge accounting model, which represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements.

The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted.

Presentation of Financial Statements

IAS 1 Presentation of Financial Statements was amended by the IASB in December 2014. The amendments are designed to further encourage companies to apply professional judgement in determining what information to disclose in their financial statements. For example, the amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgement in determining where and in what order information is presented in the financial disclosures. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

[11]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(d)	Future Accounting Changes (continued)

Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 Revenue from Contracts with Customers. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 supersedes the following standards: IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue—Barter Transactions Involving Advertising Services.

Property, Plant, Equipment, and Intangible Assets

In May 2014, IASB amended IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate and that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

Joint Arrangements

In May 2014, IASB amended IFRS 11 Joint Arrangements to add new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendment is effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted.

(e)	Basis of Consolidation

The wholly owned subsidiaries of the Company are consolidated to produce the financial results for the consolidated corporation. All intercompany transactions, balances, income and expenses on transactions between the subsidiaries are fully eliminated. Profits and losses resulting from intercompany transactions that were recognized are also fully eliminated.

These consolidated financial statements include the following wholly owned subsidiaries of the Company: Concordia Healthcare, Inc. (“CHI”); Concordia Pharmaceuticals Inc. (“CPI”); Concordia Healthcare (USA) Inc. (“CHUSA”), Complete Medical Homecare, Inc. (“CMH”); Concordia Laboratories Inc. (“CLI”); Concordia Labs Inc. (“Labs”); Pinnacle Biologics, Inc. (“Pinnacle”), and Pinnacle’s wholly owned material subsidiaries, Pinnacle Biologics B.V., Pinnacle Oncology LLC and Compagnie Biologiques Pinnacle (Quebec).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those followed by other members of the Company.

[12]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(f)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers.

The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the Chief Executive Officer and Chief Financial Officer of the Company.

(g)	Foreign Currency Translation

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (their “functional currency”). The Company has determined that the functional currency of all of its major entities is the United States Dollar. The consolidated financial statements are presented in thousands of United States dollars, which in the opinion of management is the most appropriate functional currency as it is used to a significant extent in, or has a significant impact on, the operations of the Company and reflects the economic substance of the underlying events and circumstances relevant to the Company.

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise except for:

•	exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	exchange differences on translations entered into in order to hedge certain foreign currency risks; and

•	exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on repayment of the monetary items.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States Dollars using exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity.

[13]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(h)	Fixed Assets

Fixed assets are stated at cost less accumulated depreciation and impairment losses. Depreciation is recorded as follows:

Computers and IT equipment	Straight-line over 4 years
Office furniture and fixtures	Straight-line over 5 years
Equipment	Straight-line over 3 years
Leasehold improvements	Over the lease term

Repair and maintenance expenditures that extend the useful life of the asset are capitalized and minor repair and maintenance costs are expensed as incurred to the statement of income and comprehensive income. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the statement of income and comprehensive income.

(i)	Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all of the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance lease liability. Lease payments are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Depreciation methods and useful lives for assets held under finance lease agreements correspond to those applied to comparable assets which are legally owned by the Company. The corresponding finance lease liability is reduced by lease payments net of imputed interest. All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

(j)	Goodwill

Goodwill represents the excess amount of consideration given over the fair value of the underlying assets in a business combination, and is measured at cost less accumulated impairment losses. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units (“CGU”) that are expected to benefit from the synergies of the acquisitions. If the recoverable amount of the CGU is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU.

[14]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(k)	Intangible assets

Intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded as follows:

Acquired product rights	Straight-line over 15-30 years
Intellectual property	Straight-line over 20 years
Customer lists	Straight-line over 4 years

The estimated useful life is reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite lives are subject to annual impairment tests.

(l)	Impairment of Non-Financial Assets

The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired.

For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGUs”). Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management.

Any impairment losses are recognized immediately in the consolidated statement of income and comprehensive income. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

(m)	Provisions

Provisions are recognized when present (legal or constructive) obligations as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts. All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate. In those cases where the possible outflow of economic resources as a result of present obligations is considered remote, no liability has been recognized.

[15]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(n)	Income Taxes

Income taxes are accounted for using the liability method. Deferred tax assets and liabilities are recognized for the differences between the tax basis and carrying amounts of assets and liabilities, for operating losses and for tax credit carry-forwards. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets and liabilities are measured using enacted or substantially enacted tax rates and laws.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that is no longer probable that sufficient taxable profits will be available to the allow all or part of the asset to be recovered. Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

(o)	Financial Instruments

The Company classifies all financial instruments as held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables or other liabilities. Financial assets held-to maturity, loans and receivables and financial liabilities other than those classified as FVTPL, are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Financial liabilities are classified as either financial liabilities classified as FVTPL or other financial liabilities. Financial liabilities are classified as FVTPL when the liability is either classified as held-for-trading or it is designated as FVTPL. A financial liability may be designated at FVTPL upon initial recognition if it forms part of a contract containing one or more embedded derivatives. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial liabilities are included in the initial carrying amount of the asset.

[16]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(o)	Financial Instruments (continued)

The Company has classified its financial instruments as follows:

Financial Instruments	Loans and Receivables	Other Financial Liabilities	FVTPL	As at December 31, 2014

Cash	$42,770	$—	$—	$42,770
Accounts receivable	29,371	—	—	29,371
Accounts payable	—	6,773	—	6,773
Accrued liabilities	—	3,849	—	3,849
Royalties payable	—	3,141	—	3,141
Notes payable	—	5,262	—	5,262
Long-term debt	—	253,481	—	253,481
Other liabilities	—	246	—	246
Purchase consideration payable	—	5,122	19,986	25,108

	$72,141	$277,874	$19,986	$370,001

Financial Instruments	Loans and Receivables	Other Financial Liabilities	FVTPL	As at December 31, 2013

Cash	$42,899	$—	$—	$42,899
Accounts receivable	23,012	—	—	23,012
Accounts payable	—	21,669	—	21,669
Accrued liabilities	—	7,734	—	7,734
Royalties payable	—	3,093	—	3,093
Senior and subordinate debt	—	14,966	—	14,966
Notes payable	—	5,766	—	5,766
Other liabilities	—	20	—	20
Purchase consideration payable	—	5,735	18,650	24,385

	$65,911	$58,983	$18,650	$143,544

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability, or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

[17]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(o)	Financial Instruments (continued)

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices, such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

Purchase price consideration payable is considered as a Level 3 financial instrument in the hierarchy.

(p)	Warrants

In connection with the issuance of debt, the Company issued warrants denominated in a foreign currency, with an option for a cashless exercise in which the settlement price caused the conversion ratio to be variable. Accordingly the warrants were initially classified as a liability. Gains and losses on re-measurement are presented separately on the statement of income and comprehensive income.

The warrants were exercised via a non-cash exercise during the period ended December 31, 2013, with the change in fair value from the initial issuance of the warrants to the date of non-cash exercise being recognized in the statement of income.

(q)	Share Based Compensation

The Company has a stock option plan as described in Note 19 that allows for the issuance of stock options to employees, directors, officers, and others as determined by the Board of Directors. Under IFRS, each option installment is treated as a separate option grant with graded-vesting features, forfeitures are estimated at the time of grant and revised if actual forfeitures are likely to differ from previous estimates, and options granted to parties other than employees are measured at their fair value on the date goods or services are received. The fair value of the goods and services received are determined indirectly by reference to the fair value of the instrument granted, unless the fair value of the goods and services received is reliably determinable. Over the vesting period of the option grants, the fair value is recognized as compensation expense and a related credit is recorded as reserve for share-based compensation. The reserve for share-based compensation is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

[18]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

2.	Significant Accounting Policies (continued)

(r)	Earnings Per Share

Basic income per share is calculated by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted income per share is calculated by dividing the applicable net earnings by the sum of the weighted average number of shares outstanding during the year and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period.

(s)	Revenue Recognition

Revenue is recognized in the consolidated statement of income when goods are delivered and titles have been passed, at which time all the following conditions are satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the Company; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue represents the amounts receivable after the deduction of discounts, harmonized sales tax, other sales taxes, allowances given, provisions for chargebacks, other price adjustments and accruals for estimated future rebates and returns. The methodology and assumptions used to estimate rebates and returns are monitored and adjusted in light of contractual and historical information.

Revenue from licensing and profit-sharing arrangements is recognized on an accrual basis in accordance with the substance of the relevant agreement. Arrangements determined on a time basis are recognized on a straight-line basis over the period of the agreement. Arrangements that are based on production, sales and other measures are recognized by reference to the underlying arrangement.

(t)	Inventory

Inventories consist of raw materials, work-in-progress and finished goods. Inventory is valued at the lower of cost based on weighted average price and net realizable value. Net realizable value is the estimated selling prices less applicable selling expenses and costs to complete. If the carrying value exceeds the net realizable value, a write-down is recognized.

A reserve is taken on inventory for quantities not expected to be consumed. This reserve offsets the inventory balance. There were no reversals of inventory reserve for the period presented.

3.	Critical Accounting Estimates and Judgments and Key Sources of Estimation Uncertainty

When preparing the consolidated financial statements, management undertakes a number of judgments, estimates and assumptions regarding recognition and measurement of assets, liabilities, income and expenses. Information about the judgments, estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are discussed below.

[19]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

3.	Critical Accounting Estimates and Key Sources of Estimation Uncertainty (continued)

Revenue recognition:

i.	Chargebacks

The provision for chargebacks is a significant and complex estimate used in the recognition of revenue. In the USA, the Company sells its products directly to wholesale distributors. The wholesale distributors sell directly to independent pharmacies, managed care organizations, hospitals and group purchasing organizations (“indirect customers”). The difference between what price the Company sells to the wholesaler and what price the wholesaler sells to the indirect customer is called a chargeback. The provision for chargebacks is based on historical sales levels to wholesalers. As sales are made to large wholesale customers, the Company continually monitors the provision for chargebacks and makes adjustments when it believes that actual chargebacks may differ from estimated provisions.

ii.	Returns

The provision for returns is a significant and complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return the product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

iii.	Rebates

The provision for rebates is a significant and complex estimate used in the recognition of revenue. Rebates are granted to healthcare authorities and under contractual arrangements with certain customers. Products sold in the USA are covered by various programs (such as Medicaid and Medicare) under which products are sold at a discount. The Company estimates its provisions for rebates based on current contractual terms and conditions as well as the historical experience, changes to business practices and credit terms. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate liabilities. The Company continually monitors the provision for rebates and makes adjustments when it believes that actual rebates may differ from establishes provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of sales revenue.

iv.	Other price adjustments

The provision for other price adjustments is a significant and complex estimate used in the recognition of revenue. Other price adjustments are credits issued by the wholesaler to reflect various decreases in the selling price. The price that the Company sells to the wholesaler is called the Wholesale Acquisition Cost (or “WAC”). Decreases to WAC are discretionary decisions made by the Wholesalers to reflect competitive market conditions. Amounts recorded for other price adjustments are based upon estimated decline in market prices. The Company regularly monitors these and other factors and re-evaluates the provision as additional information becomes available.

[20]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

3.	Critical Accounting Estimates and Key Sources of Estimation Uncertainty (continued)

Share-based payments and compensation

The compensation expense related to share-based payments is determined using the Black-Scholes option pricing model. The assumptions used in the model are weighted average share price at the grant date, exercise price, volatility, dividend yield, expected option life, forfeiture rate and risk free interest rate. Additional information is disclosed in Note 19.

Impairment of non-financial assets

The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews annually non-financial assets with indefinite life for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

Amortization of intangible and other assets

The amortization expense related to intangible and other assets is determined using estimates relating to the useful life of the related assets. Additional information is disclosed in Note 10.

Income taxes

The Company is subject to income taxes in different jurisdictions and therefore uses judgment to determine the provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. Provisions for uncertain tax positions are recorded based on management’s estimate of the most likely outcome. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Fair value of warrants

The fair values of warrants that are not traded in an active market are determined using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Additional information is disclosed in Note 14.

Accounting for acquisitions

The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3. This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs, processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisitions have been accounted for as business combinations.

Other area of estimation includes the determination of the purchase price contingent consideration on business combinations, allowance for doubtful accounts, amortization rates and weighted average cost of capital used in various cash flow projections.

[21]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

4.	Reverse Takeover Transaction

The Mercari Transaction

As described in Note 1, the Company entered into the Amalgamation Agreement on December 20, 2013. Outstanding options to acquire the shares of Mercari Acquisition Corp. were exchanged for options to acquire the shares of the Company. The Mercari options were converted on a basis of one option to acquire the Company’s stock for every 48.08 options existing immediately before the consolidation. Options of the Company issued to Mercari option holders were valued using the Black-Scholes option pricing model using the following weighted average parameters:

	December 20, 2013
Share price on issue date	CAD $	4.81
Exercise price	CAD $	4.81
Dividend yield	$	Nil
Expected volatility		100%
Risk-free interest rate		1.2%
Expected option life		2 years
Weighted-average fair value of each option		$64

The options have been recorded as an expense during the year ended December 31, 2013. The related credit has been recorded as a reserve for share-based compensation.

The purchase price had been allocated as follows:

Total
Cash	$168
Prepaid and other current assets	94
Accrued expenses and other current liabilities	(168)
Expensed as exchange listing expenses	1,594

$1,688

Consideration Comprised of:
Conversion of Mercari shares to Common Stock	$1,624
Share-based payment	64

$1,688

[22]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

5.	Acquisitions

The Shionogi Transaction

CPI acquired its legacy pharmaceutical business assets from Shionogi Inc. (“Shionogi”) on May 6, 2013 through a business combination. These legacy pharmaceutical assets are comprised of three FDA approved drug patents: Kapvay (patent), which is used to effectively treat Attention Deficit Hyperactivity Disorder, Ulesfia (patent), which is a topical treatment for pediculosis (head lice), and Orapred (in-licenced third party patent), an anti-inflammatory used in the treatment of certain pulmonary diseases such as asthma.

The purchase price paid to Shionogi was $28,704 comprised of $27,912 in cash consideration and $792 of contingent consideration, terms and conditions described in Note 16.

Following closing, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia license, CPI must pay Shionogi thirty percent (30%) of worldwide Net Sales of Kapvay and Royalty Income relating to Kapvay if sales exceed $1,500 (in the aggregate) during each calendar quarter commencing with the Calendar Quarter beginning October 1, 2013 (the “Kapvay Contingency Payments”) until the Kapvay Contingency Payments equal $6,000 in aggregate.

As the Company expects to meet some of the sales requirements, a provision for the purchase price contingent consideration payable in the amount of $792 has been recorded as additional purchase price. This amount is shown as a current liability and therefore has not been discounted.

The purchase price has been allocated as follows:

Total
Acquired product rights	$26,020
Goodwill	372
Inventory	2,312

$28,704

Consideration Comprised of:
Cash	$27,912
Purchase price contingent consideration payable	792

$28,704

The goodwill arising on acquisition is deductible for tax purposes.

[23]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

5.	Acquisitions (continued)

The Global Medical Direct Transaction

CHUSA acquired its specialty healthcare distribution business assets from Global Medical Direct LLC and affiliated entities (collectively “Global”) on October 25, 2013 with an effective date of August 1, 2013.

The Company’s specialty healthcare distribution business is a United States national internet and mail-order provider of diabetes testing supplies and other healthcare products. This business also includes a full-service pharmacy with full fulfilment capacity and can ship medications across the United States.

The Company acquired the specialty healthcare distribution business for total consideration of $13,157 comprised of $5,000 of cash, a vendor note with a fair value on the date of acquisition of $5,625 and an additional earn-out payment with an estimated present value of $2,532 payable in Common Shares of Concordia, subject to meeting certain performance metrics as described in Note 16.

The purchase price has been allocated as follows:

Total
Cash	$1,424
Accounts receivable	1,958
Inventory	404
Prepaid and other current assets	113
Fixed assets	169
Goodwill	7,923
Customer list	3,000
Accounts payable	(1,165)
Income taxes payable	(646)
Lease obligations	(23)

$13,157

Consideration Comprised of:
Cash	$5,000
Notes payable	5,625
Purchase price contingent consideration payable	2,532

$13,157

The goodwill arising on acquisition is deductible for tax purposes.

[24]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

5.	Acquisitions (continued)

The Pinnacle Biologics, Inc. Transaction

On November 8, 2013, CHI and certain of its subsidiaries, entered into an Agreement and Plan of Merger with Pinnacle (the “Pinnacle Purchase Agreement”). Pursuant to the Pinnacle Purchase Agreement, on December 20, 2013, the Company acquired 100% of the shares of Pinnacle for total consideration of $58,017 comprised of $32,672 of cash consideration, $5,000 of common shares of CHI issued at a price of CAD $5.63 per common share, 10 annual cash payments with an estimated present value of $5,019 and milestone and other contingency payments with an estimated value of $15,326, subject to meeting certain milestone and performance targets as described in Note 16. The common shares of CHI were subsequently exchanged for common shares of the Company pursuant to the Qualifying Transaction.

The purchase price has been allocated as follows:

Total
Cash	$4,901
Accounts receivable	1,600
Inventory	1,627
Prepaid and other current assets	1,376
Fixed assets	197
Deferred taxes	(6,038)
Goodwill	27,954
Intellectual property	32,800
Accounts payable and accrued liabilities	(5,259)
Other liabilities	(1,141)

$58,017

Consideration Comprised of:
Cash	$32,672
Common Stock	5,000
Present value of annual payments	5,019
Purchase price contingent consideration payable	15,326

$58,017

The goodwill arising on acquisition is not deductible for tax purposes.

[25]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

5.	Acquisitions (continued)

The Donnatal Transaction

On May 15, 2014, Concordia, through its wholly owned subsidiary, CPI, completed the purchase of Donnatal®, pursuant to the terms and conditions of a definitive agreement, from a privately held specialty pharmaceutical company carrying on business as Revive Pharmaceuticals. Donnatal® is an adjunctive therapy in the treatment of irritable bowel syndrome (“IBS”) and acute enterocolitis.

The purchase price paid to Revive Pharmaceuticals was $329,151 comprised of $200,000 in cash and an aggregate of 4,605,833 common shares of the Company valued at $129,151 based on the closing price of the Company’s stock on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

The Company paid for the cash component of the acquisition through a combination of available cash and debt financing. Accordingly, the Company entered into a secured credit facility having a principal amount of up to $195,000, consisting of a $170,000 term loan and a $25,000 operating line (the “Credit Facility”) (Note 14). The Credit Facility is secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $8,314 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Total
Inventory	$1,339
Prepaid expenses and deposits net of accrued liabilities	279
Acquired product rights	327,523
Goodwill	10

$329,151

Consideration Comprised of:
Cash	$200,000
Equity issued	129,151

$329,151

The goodwill arising on acquisition is deductible for tax purposes.

[26]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

5.	Acquisitions (continued)

The Zonegran Transaction

On September 30, 2014, Concordia, through its wholly owned subsidiary CPI, completed the purchase of Zonegran® for commercialization and sale in the United States, including Puerto Rico, from Eisai Inc. (“Eisai”), pursuant to the terms and conditions of a definitive agreement. Zonegran® is an adjunctive therapy in the treatment of partial seizures in adults with epilepsy.

The purchase price paid to Eisai was $91,402 in cash, which included approximately $1,402 for purchased inventory.

The Company paid for the acquisition through debt financing. Accordingly, the Company entered into an incremental senior credit facility of $95,000 (the “Incremental Term Loan”) (Note 14) by way of an amendment and restatement of the Credit Facility. All obligations of the Company under the Incremental Term Loan and the amended Credit Facility are secured by the assets of the Company and the assets of its material subsidiaries. The Company expensed $3,849 of transaction costs in relation to the acquisition.

The purchase price has been allocated as follows:

Net Assets Acquired
Inventory	$1,402
Accrued liabilities	(2,040)
Acquired product rights	92,040

Total net assets acquired	$91,402

Consideration Comprised of:
Cash	$91,402

Total Consideration	$91,402

6.	Accounts Receivable

Accounts receivable, as at December 31, consist of the following:

	2014	2013
Accounts Receivable	$29,668	$23,373
Allowance for Doubtful Accounts	(297)	(361)

Net Accounts Receivable	$29,371	$23,012

There were $1,954 of write-offs recorded during the year ended December 31, 2014 (2013 - $nil).

[27]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

7.	Inventory

Inventory, as at December 31, consists of the following:

	2014	2013
Finished goods	$4,863	$2,713
Raw materials and work in process	2,660	1,634
Obsolescence provision	(805)	(317)

Inventory (net of obsolescence reserve)	$6,718	$4,030

Inventory amounts charged to cost of sales during the year is $7,493 (2013 – $5,813). The Company increased its reserve for obsolete inventory by $488 during the year. There were no inventory write-downs charged to cost of sales during the year, other than the current reserve.

8.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets, as at December 31, consist of the following:

	2014	2013
Prepaid clinical trial costs	$2,313	$—
Manufacturing deposits	1,294	557
Other assets	800	342
Taxes receivable	760	1,079
Prepaid insurance	422	77
Prepaid license fees	154	304
Prepaid rent	50	48

Total prepaids and other current assets	$5,793	$2,407

9.	Fixed Assets

	Computers and IT Equipment	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total, 2014
Cost
Opening balance	$28	$90	$28	$343	$489
Additions	43	154	68	302	567
Dispositions	(87)	(55)	(24)	(67)	(233)

	$(16)	$189	$72	$578	$823

Depreciation
Opening Balance	$2	$3	$—	$40	$45
Additions	19	46	—	66	131
Dispositions	(40)	(26)	(16)	(31)	(113)

	(19)	23	(16)	75	63

Closing net book value	$3	$166	$88	$503	$760

[28]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

9.	Fixed Assets (continued)

	Computers and IT Equipment	Office Furniture and Fixtures	Leasehold Improvements	Equipment	Total, 2013
Cost
Opening balance	$—	$—	$—	$—	$—
Additions	28	90	28	343	489
Dispositions	—	—	—	—	—

	$28	$90	$28	$343	$489

Depreciation
Opening Balance	$—	$—	$—	$—	$—
Additions	2	3	—	40	45
Dispositions	—	—	—	—	—

	2	3	—	40	45

Closing net book value	$26	$87	$28	$303	$444

10.	Intangible Assets

	Acquired Product Rights	Customer List	Intellectual Property	Total
Balance, January 1, 2013	$—	$—	$—	$—
Additions	26,020	3,000	32,800	61,820
Amortization	—	(120)	—	(120)

Balance, December 31, 2013	$26,020	$2,880	$32,800	$61,700

Additions	419,563	—	—	419,563
Impact of foreign exchange	—	—	(55)	(55)
Amortization	(8,720)	(680)	(1,640)	(11,040)

Balance, December 31, 2014	$436,863	$2,200	$31,105	$470,168

Acquired product rights include brands, trademarks and patents that were acquired as part of the transactions described in Note 5. In 2014 the Company reassessed the useful lives of its intangible assets and changed the estimate for certain acquired product rights from an indefinite life to useful lives ranging from 15 to 30 years. As a result, amortization for these assets in 2014 was $11,040 and will be $20,820 on an annual basis starting in 2015 through the end of their respective useful life.

The customer list was acquired effective August 1, 2013 from Global as described in Note 5.

The intellectual property was acquired on December 20, 2013 as part of the acquisition of Pinnacle and its subsidiaries as described in Note 5.

[29]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

11.	Goodwill

Goodwill was acquired as part of the acquisitions described in Note 5 and, as at December 31, consists of:

	2014	2013
Opening balance	$36,249	$—
Additions	10	36,249

Total	$36,259	$36,249

The carrying value of goodwill is reviewed at each reporting date to determine whether there exist any indications of impairment. As at December 31, 2014 there was no impairment and no impairment loss has been recognized. The Company determined the recoverable amount based on value-in-use, which was calculated using a cash flow projection for each of CGUs over a period of five years and a terminal value. The projected cash flows included a growth rate of 5% and were discounted using a rate of 10%.

12.	Provisions

The following table describes movements in the Company’s provisions balance:

	2014	2013
Opening Balance	$24,208	$—
Additions	33,820	49,775
Utilization	(36,229)	(25,567)

Closing Balance	$21,799	$24,208

The closing balance relates to provisions made to estimate the liabilities arising from chargebacks, returns, rebates and other price adjustments as explained in Note 3. Although these estimates and provisions relate to revenue recognition transactions, namely the sales of products, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Payments are expected within 12 months from the balance sheet date. Invoices received for such charges and estimates are shown in the Accounts Payable when received. The provision is for the uninvoiced portion of the charges and estimates.

13.	Income Taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The 2014 average rates used in the year ended December 31, 2014 for Canada, USA and Barbados were 26.5%, 34.66% and 1.03%, respectively (2013 – 26.5%, 34.66% and 2.26%, respectively).

In Barbados, the Concordia subsidiaries are classified as an International Business Corporations (“IBC”) where there is a sliding scale corporate tax rate with a ceiling rate of 2.5% on income up to Barbados Dollar (“BBD”) $10 million and a minimum floor rate of 0.25% when income exceeds BBD$30 million. The rate declines by 0.5% for each incremental BBD$10 million until the floor rate is achieved.

[30]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

13.	Income Taxes (continued)

The difference between the amount of the provision for income taxes and the amount computed by multiplying income before taxes by the statutory Canadian, United States, and Barbados rates are reconciled as follows:

	2014	2013
Profit before income taxes	$19,112	$2,856

Income tax at Canadian corporate tax rate 26.5%	5,065	757
Difference in tax rates of foreign subsidiary	(8,693)	(5,267)
Tax effect of permanent differences - Canada at 26.5%	5,142	4,865
Change in tax benefits not recognized	6,206	—
Other	(198)	70

Closing Balance	$7,522	$425

Deferred income tax:

	2014	2013

Non-capital losses	$182	$—
Other non-deductible reserves	282	151
Property and equipment	(152)	(84)
Intangibles	532	(6,458)

Deferred income tax assets (liabilities), net	$844	$(6,391)

Deferred income tax assets	$861	$24
Deferred income tax liabilities	(17)	(6,415)

	$844	$(6,391)

Unrecognized deferred tax assets

Deferred tax assets are recognized for the carry-forward or unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized. The following represent the deductible temporary differences which have not been recognized in the financial statements.

Deferred income tax assets:

	2014	2013
Non-capital loss carry-forward	$5,466	$3,679
Share and debt issue costs	1,698	3,157
Unrealized foreign exchange	—	64
Property and equipment	61	2

	$7,225	$6,902

[31]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

13.	Income Taxes (continued)

The Company’s non-capital losses that can be applied against future taxable profit are summarized below:

Country	Amount	Expiry date
Canada	$201	2029
Canada	$189	2030
Canada	$17	2031
Canada	$4,328	2032
Canada	$154	2033
Canada	$15,737	2034
Barbados	$7,285	2023

14.	Debt Financing and Warrants

Term Facility

On May 14, 2014, the Company entered into the Credit Facility of $170,000 with GE Capital Canada Finance, Inc. and a syndicate of lenders. The Credit Facility is secured by the assets of the Company and the assets of its material subsidiaries. The Credit Facility bears a variable interest rate and matures on May 14, 2019 with fixed repayments required over the term to maturity, as well as mandatory repayments based on excess cash flow generated by the Company as defined in the Credit Facility agreement, calculated annually.

On September 30, 2014, the Company amended the Credit Facility to facilitate the acquisition of Zonegran®. An incremental term loan of $95,000 was added to the Credit Facility solely for the acquisition of Zonegran® and related expenses. This amended Credit Facility matures on October 1, 2020. All obligations of the Company under the amended Credit Facility are secutred by assets of the Company and the assets of its material subsidiaries.

Interest rates are calculated at the U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Credit Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. As at December 31, 2014 no such events of default have occurred.

Under the terms of the Credit Facility the Company is required to comply with certain financial covenants, as defined under the Credit Facility, under which the Company’s total leverage ratio cannot exceed 4.25:1.00, the senior leverage ratio cannot exceed a certain cap ranging from 3.25:1.00 to 2.25:1.00, and the fixed charge ratio cannot be less than 1.11:1. Throughout the year ended December 31, 2014, the Company was in compliance with all of the financial covenants.

Transaction costs associated with the Credit Facility have been included as a reduction to the carrying amount of the liability and will be amortized through interest and accretion expense using the effective interest rate method. During the year ended December 31, 2014, the Company recognized $1,292 in accretion interest using an effective interest rate of 4.941% for the original term loan and 6.190% for the additional term loan. Interest expense on the Credit Facility was $5,040 for the year ended December 31, 2014.

[32]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

14.	Debt Financing and Warrants (continued)

Term Facility (continued)

	2014	2013
Face value of the loans on issuance	$265,000	$—
Less: Transaction costs	(8,561)	—

Book value upon issuance	256,439	—
Repayment of principal	(4,250)	—
Accretion interest	1,292	—

Carrying value	$253,481	$—
Less: current portion	(27,336)	—

Long-term portion	$226,145	$—

Senior and subordinate debt

On May 6, 2013, the Company entered into two loan and security agreements: (1) a loan under a senior loan agreement (including a working capital loan) (the “Senior Loan Agreement”) in the principal amount of $19,000 bearing interest at 12% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears, and (2) two loans under a subordinate loan agreement (the “Subordinate Loan Agreement”) in the aggregate principal amount of $5,150 bearing interest at 18% per annum, calculated daily, maturing on October 30, 2015 with interest paid monthly in arrears only if the loan under the Senior Loan Agreement was repaid.

The Senior Loan Agreement included a working capital loan of $3,000 where the interest rate was 12%. The working capital loan was repaid and cancelled on August 7, 2013.

The debt featured mandatory repayments based on free cash flow generated by the business as defined in the Senior Loan Agreement and the Subordinate Loan Agreement, calculated monthly. The loans were subject to a prepayment feature and repayment on demand at any time had certain events of default occurred. On March 28, 2014, the Company repaid in full its senior and subordinate debt. Senior and subordinated debt as at December 31, 2014 and 2013 are summarized as follows:

	2014	2013
Face value of the loans on issuance	$—	$21,150
Less: Fair value of warrants issued	—	(4,607)
Less: Transaction costs	—	(1,100)

Book value upon issuance	—	15,443
Repayment of principal	—	(5,408)
Accretion interest	—	4,287

Carrying value	—	$14,322
Accrued interest	—	644

Senior and Subordinate Debt	$—	$14,966

[33]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

14.	Debt Financing and Warrants (continued)

Credit Facility

On May 14, 2014, the Company entered into a senior secured revolving credit facility (the “Revolving Facility”) in the principal amount of $25,000 with GE Capital Canada Finance, Inc. and a syndicate of lenders. The revolving credit facility is for working capital requirements and is repayable on demand. Loans under the Revolving Facility are repayable without any prepayment penalties, and bear interest at U.S. Prime Rate or LIBOR plus applicable margins based on a leverage table. The Company has not borrowed against this facility and there is no balance outstanding against this facility as at December 31, 2014.

15.	Notes Payable

Notes payable, as at December 31, consist of the following:

	2014	2013
Notes payable issued related to acquisition of Global assets	$5,262	$5,766
Less: Current portion	(1,372)	(662)

Long-term portion of Notes payable	$3,890	$5,104

The notes payable of $5,262 as at December 31, 2014 represents the value of the notes issued by the Company related to the acquisition of Global assets as described in Note 5. The notes are unsecured, have a total face value of $7,000 and a coupon interest rate of 6%. The notes have been recorded at the present value of expected payments with a market representative interest rate of 12%. Interest expense and accretion expense amount to $647 and $69 respectively for the year ended December 31, 2014 ($112 and $35 respectively for the year ended December 31, 2013). The effective interest rate has been determined to be 13.67%. Principal repayments are due subject to the achievement of certain EBITDA thresholds. The Company made a principal repayment of $488 in the current year. For the year ended December 31, 2014, $732 of the notes payable have been offset against accounts receivable.

16.	Purchase Consideration Payable

	2014	2013
Contingent purchase consideration
Due to Shionogi Inc. (1)	$410	$792
Due to former owner of Global (2)	2,452	2,532
Due to former owners of Pinnacle (3)	17,124	15,326

Total contingent purchase consideration	$19,986	$18,650

Non-contingent purchase consideration
Fair value of annual payments due to former owners of Pinnacle (4)	4,772	5,019
Consideration assumed on acquisition of Pinnacle	350	716

Total non-contingent purchase consideration	5,122	5,735

Total purchase consideration payable	25,108	24,385
Less: Current portion	(2,065)	(2,786)

Purchase consideration payable	$23,043	$21,599

[34]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

16.	Purchase Consideration Payable (continued)

(1)	Following the closing of the Shionogi transaction, as additional consideration for the sale, transfer, conveyance and assignment of the assets and the grant of the Ulesfia® license, the Company is required to pay Shionogi thirty percent (30%) of worldwide net sales of Kapvay® that exceeds $1,500 (in the aggregate) during each calendar quarter commencing with the calendar quarter beginning October 1, 2013 until such payments equal $6,000 in the aggregate.
(2)	As part of the consideration for the Global transaction, the Company is obligated to pay an additional earn-out payment of up to $4,000 payable in common shares of the Company subject to meeting certain performance metrics. The earn-out payment provisions provide that on each earn-out calculation date, if the aggregate adjusted EBITDA of CMH exceeds $7,000 for the preceding year then an earn-out payment of common shares will be made which is equal in value to the aggregate adjusted EBITDA of CMH for the preceding year multiplied by 14.285714%. The number of common shares of the Company to be paid is calculated by dividing the dollar value of the earn-out payment by the dollar volume weighted average trading price of the common shares of the Company on the TSX. The aggregate earn-out payments are subject to a $4,000 cap.
(3)	As part of the consideration for the acquisition of Pinnacle, the Company is obligated to pay additional payments of up to $5,000 based on the achievement of certain milestones related to clinical trials. The Company is also obligated to pay additional earn-out payments equal to 15% of worldwide sales of Photofrin® in excess of $25,000 over the 10 calendar years following the Company’s acquisition of Pinnacle. The fair value of these obligations as at December 31, 2014 and 2013 is $17,124 and $15,326, respectively. The change in fair value from December 31, 2013 of $1,798 has been recorded as an expense in the current year.
(4)	As part of the consideration for the acquisition of Pinnacle, the Company is obligated to make 10 annual payments of $1,000, with the first payment due on December 31, 2014. The obligation is subordinated and is not subject to interest. The obligation has been recorded at the present value of required payments with a market representative interest rate of 15%. Interest expense amounted to $768 for the year ended December 31, 2014.

An estimate of the range of outcomes for the contingent purchase consideration is as follows:

Contingent Purchase Consideration Payable	Lower range		Upper range
Due to Shionogi		$410	$6,000
Due to former owner of Global Medical Direct LLC	$	Nil	$4,000
Due to former owners of Pinnacle Biologics Inc.		$5,000	$42,500

17.	Share Capital

The Company is authorized to issue an unlimited number of common shares.

On May 5, 2013 CHI completed a private placement of 6,000,000 common shares at a price of $1.00 per share. Total proceeds from the transaction were $6,000.

On various dates in August of 2013, CHI completed private placements of a total of 1,166,666 shares at a price of $3.00 per share. Total proceeds from the transactions were $3,500.

On October 25, 2013 CHI issued an additional 1,000,000 common shares as compensation for consulting services and finder’s fees related to the Global transaction. The value of the consulting services and finder’s fees was $3,000. The value was based on recent private placements for the shares of the Company at $3 per share.

[35]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

17.	Share Capital (continued)

On December 19, 2013 CHI completed a private placement (the “Private Placement”) of subscription receipts (the “Subscription Receipts”) conducted by a syndicate of agents. Pursuant to the Private Placement, CHI issued 5,520,000 Subscription Receipts at a price of CAD $6.25 per Subscription Receipt. Each Subscription Receipt was exchanged for one common share of CHI, which common shares were then exchanged for Common Shares of Concordia on a one-for-one basis pursuant to the Company’s Qualifying Transaction. Net proceeds from the transaction were $29,563 after deducting transaction expenses and underwriters’ fees of $2,846.

In connection with the Private Placement, the Company issued 220,800 agent’s options (the “Agent’s Options”) to the syndicate of agents that conducted the Private Placement. Each Agent Option is exchangeable for one common share of the Company at an exercise price of CAD $6.25 for a period of two years. The Agent’s Options have been valued using a Black-Scholes option-pricing model at $422 and this amount has been offset against the net proceeds from the Private Placement.

A pricing model with observable market based inputs was used to estimate the fair value of the Agent’s Options issued. The variables used to compute the values were as follows: an expected life of one year; a risk free rate of 0.96%; a volatility rate of 81.03%; and an exercise price and market price of $5.87. The Agent’s Options had an average fair value of $1.87 per Agent Option.

As described in note 1, on December 20, 2013 the Company entered into the Amalgamation Agreement and completed its Qualifying Transaction. The Qualifying Transaction proceeded by way of a “three-cornered” amalgamation among Mercari, Mercari Subco Inc., and CHI. On December 18, 2013, and prior to the completion of the Qualifying Transaction, Mercari changed its name to “Concordia Healthcare Corp.” and completed a consolidation of its share capital on a basis of one post-consolidation common share for every 48.08 common shares existing immediately before the consolidation. This resulted in the former shareholders of Mercari owning 276,616 common shares of Concordia, immediately upon completion of the Qualifying Transaction.

Prior to the Qualifying Transaction, all warrants issued by the Company in connection with the Senior Loan Agreement and Subordinate Loan Agreement were exercised pursuant to a cashless exercise option. As a result of this exercise, CHI issued 1,576,385 common shares to the warrant holders.

On December 20, 2013, immediately prior to the Qualifying Transaction, CHI issued 946,222 common shares at a price of CAD $5.625 per common share (being a 10% discount to the price of the Subscription Receipts issued under the Private Placement) in connection with the acquisition of Pinnacle.

On December 20, 2013 pursuant to the Qualifying Transaction, all common shares of CHI were exchanged on a one-for-one basis for shares of Concordia.

On March 11, 2014 the Company announced the completion of a short-form prospectus offering, on a “bought deal” basis, of 5,750,000 common shares of Concordia, which included an exercise by the underwriters of an over-allotment option of 15% (the “Offering”). Aggregate gross proceeds of the Offering were CAD $67,563. Net proceeds to the Company, after the deduction of underwriters’ fees and transaction expenses of CAD $4,469, were CAD $63,094.

The Offering was completed at a price per common share of CAD $11.75.

The Company recorded net proceeds of $56,999.

On May 15, 2014, the Company issued an aggregate of 4,605,833 common shares to PBM Pharmaceuticals Inc. (carrying on business as Revive Pharmaceuticals) for the purchase of Donnatal®, valued at $129,151 based on the closing price of the Company’s stock on the TSX on May 15, 2014 of CAD$30.50 per share converted to USD using the May 15, 2014 Bank of Canada closing USD: CAD exchange rate of 1:1.0877.

[36]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

17.	Share Capital (continued)

The Company’s board of directors approved a $0.30 per common share annualized ‘eligible’ dividend with $0.075 per common share being paid to shareholders on a quarterly basis.

The below table sets forth changes in issued and outstanding common shares and warrants for the period from incorporation to December 31, 2014.

	Common Shares	Warrants/ Options	Common Shares	Warrant/ Option Liability
Issued on Incorporation	1,500,000	—	$—	$—
Issuance of Common Shares:
May Private Placement	6,000,000	—	6,000	—
August Private Placement	1,166,666	—	3,500	—
Global Transaction	1,000,000	—	3,000	—
December Private Placement	5,520,000	—	29,142	—
Mercari on Amalgamation	276,616	—	1,624	—
Acquisition of Pinnacle	946,222	—	5,000	—
Issuance of Warrants:
Term Facilities, first issuance	—	1,875,000	—	4,531
Term Facilities, second issuance	—	39,465	—	76
Cashless exercise related to term facilities	1,576,385	(1,914,465)	9,255	(4,607)

Balances as at December 31, 2013	17,985,889	—	$57,521	$—

Issuance of Common Shares:
March Private Placement	5,750,000	—	56,999	—
Acquisition of Donnatal	4,605,833	—	129,151	—
Exercise of stock options	519,517	—	3,364	—

Balances as at December 31, 2014	28,861,239	—	$247,035	$—

18.	Earnings Per Share

	2014	2013
Net Income for the period attributable to shareholders	$11,590	$2,431

Weighted average number of ordinary shares in issue	25,793,068	6,332,281
Adjustments for:
Dilutive Stock Options and agent warrants	1,416,836	100,106

Weighted average number of fully diluted shares	27,209,904	6,432,387

Earnings per share:
Basic	$0.45	$0.38
Diluted	$0.43	$0.38

[37]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

19.	Share Based Compensation

Employee Stock Option Plan

The Company has an incentive stock option plan that permits it to grant options to acquire common shares to its directors, officers, employees, and others. The maximum number of common shares which may be reserved for issue under the stock option plan cannot exceed up to ten percent (10%) of the common shares of the Company, issued and outstanding from time to time, on a non-diluted basis (which maximum number is inclusive of any common shares reserved for issuance pursuant to the Company’s long-term incentive plan), as determined by the Board of Directors. The exercise price at which any option may be exercised to acquire a common share of the Company must be not less than the lesser of (i) the closing trading price of the common shares on the TSX on the date of grant and (ii) the volume-weighted average price of the common shares on the TSX for the five trading days immediately preceding the date of grant. As at December 31, 2014, the company had issued a total of 2,275,000 options to executive officers, employees and non-management members of the Board of Directors (2013 – 1,375,000).

During the year ended December 31, 2014, 350,000 employee stock options were exercised, leaving an outstanding balance of 1,925,000 unexercised options outstanding as at December 31, 2014.

As at December 31, 2014, 422,883 stock options (December 31, 2013 – 1,322,883) were available for grant under the stock option plan.

The Black-Scholes model was used to compute option values. Key assumptions used to value each grant are set forth in the table below:

Date of Grant	January 1, 2014	January 29, 2014	March 14, 2014	April 17, 2014	June 2, 2014	August 15, 2014
Number of options granted	100,000	330,000	335,000	50,000	5,000	95,000
Market price	$5.88	$10.32	$13.46	$19.52	$29.82	$31.50
Fair value of each option granted	$4.53	$5.37	$6.86	$10.07	$15.39	$16.48

Assumptions:
Risk-Free Interest Rate	1.63%	1.63%	1.63%	1.63%	1.63%	1.63%
Expected Life	3	3	3	3	3	3
Volatility	84.22%	79.48%	77.36%	78.55%	78.61%	80.10%
Expected Forfeitures	NIL	NIL	NIL	NIL	NIL	NIL

Exercise price for each of the stock options issued agreed to the market prices at the date of issue.

As historical volatility of the Company’s common shares is not available, expected volatility is based on the historical performance of the common shares of other corporations with similar operations.

All the options issued have different vesting terms ranging from immediate vesting to vesting over a period of 3 years. All options issued have a life of 10 years.

For the year ended December 31, 2014, the total compensation charged against income with respect to all stock options granted was $4,484 (2013 – $1,070). An amount of $4,484 (2013 – $1,070) has been recognized in shareholders’ equity related to these options for the year ended December 31, 2014.

[38]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

19.	Share Based Compensation (continued)

Mercari Options

In connection with the Qualifying Transaction, the Company issued 25,998 options to the former directors of Mercari (the “Mercari Options”). Each one of the Mercari Options is exchangeable for one common share of the Company at an exercise price of CAD $4.81 for a period of ten years. The Mercari Options were valued using a Black-Scholes option-pricing model at $63.

A pricing model with observable market based inputs was used to estimate the fair value of the Mercari’s options issued. The variables used to compute the values were as follows: an expected life of two years; a risk free rate of 1.2%; a volatility rate of 100%; and an exercise price and market price of CAD $4.81. All of the Mercari Options were exercised in the first quarter of 2014.

Agent Options

As described in Note 17, in connection with the Private Placement, the Company issued 220,800 Agent’s Options to the syndicate of agents that conducted the Private Placement. The Agent’s Options have been valued using a Black-Scholes option-pricing model at $422 and this amount has been offset against the net proceeds from the Private Placement.

The fair value of Agent Options cannot be measured reliably by the Company, thus the equity instrument has been measured based on the amount recognized for goods received or services rendered during the vesting period based on the number of options expected to vest. The Company measures the fair value of Agent Options using the Black-Scholes option-pricing model.

Each Agent’s Option is exchangeable for one common share of the Company at an exercise price of CAD $6.25 for a period of two years. During year ended December 31, 2014, 143,520 Agent’s Options were exercised, leaving an outstanding balance of 77,280 unexercised options outstanding as at December 31, 2014.

Information with respect to stock option transactions for the year ended December 31, 2014 and December 31, 2013 is as follows:

	Number of Stock Options	Weighted Average Exercise Price
Balance, January 1, 2013	—	—
Granted during the year	1,621,798	$3.86
Cancelled during the year	—	—
Exercised during the year	—	—

Balance, December 31, 2013	1,621,798	$3.86

Weighted-average exercise price of options exerciseable as at December 31, 2013		$3.68

Granted during the period	915,000	13.80
Cancelled during the period	(15,001)	10.52
Exercised during the period	(519,517)	2.45

Balance, December 31, 2014	2,002,280	$8.72

Weighted-average exercise price of options exerciseable as at December 31, 2014		$4.25

[39]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

19.	Share Based Compensation (continued)

Agent Options (continued)

For the options exercised during the year ended December 31, 2014, the weighted average market price on the date of exercise was $29.35.

As at December 31, 2014 outstanding stock options were as follows:

Year of Expiry	Exercise Price	Number of Stock Options	Exercisable
2015	$5.87	77,280	77,280
2023	$3.00	825,000	612,500
2023	$5.87	250,000	125,000
2024	$5.88	100,000	25,000
2024	$10.32	265,000	28,750
2024	$13.46	335,000	83,750
2024	$19.52	50,000	12,500
2024	$29.82	5,000	1,250
2024	$31.50	95,000	—

		2,002,280	966,030

20.	Related Party Transactions

The Company had the following related party transactions during the years ended December 31, 2014 and 2013:

	2014	2013
Legal fees paid or payable to firms affiliated with directors (a)	61	139
Finance fees paid to firms affiliated with directors (b)	—	150
Interest costs paid and payable to firms affiliated with directors (b)	—	98

	$61	$387

(a)	Legal fees include professional services for advice relating to intellectual property matters.
(b)	This relates to fees and interest paid for a loan, where two of the directors were officers of the lender. The loan for $3,000,000 was repaid in 2013.

[40]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

21.	Commitments and Contingencies

Lease Commitments

The Company leases facilities under operating leases in Canada, Barbados and the United States. The leases typically run for a period of months up to five years.

The below table sets forth the Company’s obligations under operating leases:

Minimum Lease Payments
2015	$748
2016	712
2017	639
2018	509
2019	386
Thereafter	525

$3,519

The Canadian facility lease expires on June 30, 2018 with an option to renew the lease for an additional 5 years after that date. The Barbados office lease expires in October of 2016. The facility leases in the United States expire during 2014, 2015 and 2020.

Royalties

The Company has a commitment to pay royalties on sales of each of the drugs acquired as part of the Shionogi transaction at certain prescribed rates. These royalties are payable on a quarterly basis.

Guarantees

All directors and officers of the Company, and each of the Company’s various subsidiaries, are indemnified by the Company for various items including, but not limited to, all costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future lawsuits or actions.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable Concordia entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the particular Concordia entity or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction.

In connection with the acquisition of Zonegran®, the Company guaranteed the payment, performance and discharge of CPI’s payment and indemnification obligations under the asset purchase agreement and each ancillary agreement entered into by CPI in connection therewith that contained payment or indemnification obligations. Pursuant to the Covis Purchase Agreement (see Note 26) the Company guaranteed the payments due by CPI of CPI’s obligations under the Covis Purchase Agreement.

[41]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

21.	Commitments and Contingencies (continued)

Litigation and Arbitration

In the normal course of business the Company may be the subject of litigation claims. As at December 31, 2014, there are no material claims against the Company. On February 12, 2015, Concordia announced that it received a civil investigative demand (“CID”) from the United States Federal Trade Commission regarding its attention deficit hyperactivity disorder product Kapvay® and a competitive supply agreement entered into with a generic drug manufacturer (the “Competitive Supply Agreement”). The CID is a request for documentation and information to determine whether CPI, the counterparty to the Competitive Supply Agreement or their affiliates or any other person engaged in unfair methods of competition in or affecting commerce by entering into agreements relating to Kapvay®. CPI and Concordia are cooperating with the information requests.

22.	Financial Instruments and Management of Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, interest rate risk, credit risk and liquidity risk.

Currency Risk

The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company’s Barbados office incurs a small number of transactions in Barbados dollars and has a small bank balance, the totals of which are considered to have an insignificant effect on financial reporting. The Company has not entered into any foreign exchange derivative contracts.

The Company does not believe it is exposed to currency risk on its net assets denominated in Barbados dollars as the currency is fixed to the U.S. dollar. The Company, however, is exposed to currency risk though its net assets denominated in Canadian dollars.

	2014	2013
	CAD$	CAD$
Cash	$520	$1,171
Accounts payable and accrued liabilities (Net of accounts receivable)	(352)	(2,297)

	$168	$(1,126)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The long term debt bears interest at floating rates and as such is subject to interest rate cash flow risk resulting from market fluctuations in interest rates. Contingent consideration payable and notes payable bear interest at a fixed rate of interest, and as such are subject to interest rate price risk resulting from changes in fair value from market fluctuations in interest rates. A 1% appreciation (depreciation) in the interest rate would result in the following:

[42]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

22.	Financial Instruments and Management of Risk (continued)

Interest Rate Risk (continued)

	2014	2013
Impact of a 1% increase in interest rates for contingent purchase consideration payable on net income	$(328)	$(1,159)
Impact of a 1% decrease in interest rates for contingent purchase consideration payable on net income	328	1,159
Impact of a 1% increase in interest rates for long-term debt on net income	(1,324)	—
Impact of a 1% decrease in interest rates for long-term debt on net income	$1,324	$—

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist of cash, accounts receivables and other receivables. The Company’s investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company’s ability to meet its liquidity needs and provide high returns within those parameters. Cash is on deposit with a Canadian chartered bank located in Canada and Barbados. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at December 31, 2014, the allowance for doubtful accounts was $297 (2013 – $361) and the accounts that were past due amounted to $1,382 (2013 – $701).

The Company has concentration risk, as approximately 65% of total sales came from four customers (e.g. wholesalers) and 59% of total accounts receivable came from four customers (e.g. wholesalers).

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Since inception, the Company has financed its cash requirements primarily through issuances of securities, short-term borrowings and issuances of long-term debt. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

[43]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

22.	Financial Instruments and Management of Risk (continued)

Liquidity Risk (continued)

The following tables summarize the Company’s significant contractual undiscounted cash flows as at December 31, 2014 and 2013:

December 31, 2014
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$10,622	$—	$—	$—	$—	$—	$10,622
Provisions	—	21,799	—	—	—	—	21,799
Royalties payable	—	3,141	—	—	—	—	3,141
Taxes payable	13,309	—	—	—	—	—	13,309
Current portion of long-term debt	—	5,950	21,386	—	—	—	27,336
Long-term debt	—	—	—	109,280	110,407	13,727	233,414
Current portion of purchase consideration payable	855	33	—	—	—	—	888
Purchase consideration payable			1,500	2,072	8,743	38,744	51,059
Current portion of note payable	—	—	—	—	—	—	—
Notes payable	—	—	1,000	1,200	4,000	—	6,200

	$24,786	$30,923	$23,886	$112,552	$123,150	$52,471	$367,768

December 31, 2013
Financial Instruments	< 3 months	3 to 6 months	6 months to 1 year	1 to 2 years	2 to 5 years	Thereafter	Total

Accounts payable and accrued liabilities	$29,403	$—	$—	$—	$—	$—	$29,403
Provisions	2,421	6,052	15,735	—	—	—	$24,208
Royalties payable	—	3,093	—	—	—	—	$3,093
Taxes payable	—	987	—	—	—	—	$987
Senior and subordinate debt	16,830	—	—	—	—	—	$16,830
Current portion of purchase consideration payable	—	—	2,786	—	—	—	$2,786
Notes payable	—	—	—	1,800	4,200	1,000	$7,000
Purchase consideration payable	—	—		1,527	9,815	39,744	$51,086

	$48,654	$10,132	$18,521	$3,327	$14,015	$40,744	$135,393

Fair Value

The fair value of the purchase consideration payable and notes payable was determined using a Level III valuation technique by using discounted cash flow models that use discount rates that reflect the Company’s borrowing rate as at December 31, 2013. The Company’s own non-performance risk was assessed to be insignificant as at December 31, 2014.

[44]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

23.	Capital Management

The Company’s capital management objectives are to safeguard its ability to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its activities, to pursue its commercialization efforts and to maintain its ongoing operations. The Company includes long-term debt and shareholders’ equity in the definition of capital.

The below table sets forth the Company’s capital structure:

	2014	2013
Senior and subordinate debt	$—	$14,966
Long-term debt	253,481	—
Notes payable	5,262	5,766
Shareholders’ Equity	257,550	61,522

	$516,293	$82,254

24.	Segmented Reporting

Operating Segments

The Company has three reportable operating segments: The Legacy Pharmaceuticals Division, The Orphan Drugs Division and The Specialty Healthcare Distribution Division. A brief description of each segment follows below.

The Legacy Pharmaceuticals Division

The Legacy Pharmaceuticals Division focuses on the management and acquisition of legacy pharmaceutical products, both with patent life and exclusivity remaining (pre-legacy) and products that have reached full maturity but continue on a predictable revenue generation path, collectively referred to as legacy products.

The Orphan Drugs Division

The Orphan Drugs Division is intended to provide growth opportunities through the expansion into new indications for existing orphan products or the acquisition of approved orphan drugs and further expansion within their identified markets.

The Specialty Healthcare Distribution Division

The Speciality Healthcare Distribution Division is a nation-wide provider of diabetes testing supplies and other healthcare products in the United States.

[45]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

24.	Segmented Reporting (continued)

Operating Segments (continued)

The below table sets forth operating income, interest and accretion expense, change in fair value of contingent consideration, income taxes, total assets and total liabilities by reportable operating segment for the year ended December 31, 2014 and 2013:

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Eliminations	Year ended December 31, 2014

Revenue	$94,532	$10,664	$17,250	$—	$(255)	$122,191
Cost of sales	12,961	1,857	3,348	—	(177)	17,989

Gross profit	81,571	8,807	13,902	—	(78)	104,202

Operating expenses
General and administrative	2,934	2,381	7,816	7,532	—	20,663
Selling and marketing	6,263	2,386	1,580	—	—	10,229
Research and development	2,114	7,187	—	—	—	9,301
Share based compensation	313	—	—	4,171	—	4,484
Business acquisition related costs	11,888	343	—	1,290	—	13,521
Depreciation expense	27	32	54	18	—	131

Total operating expenses	23,539	12,329	9,450	13,011	—	58,329

Operating income	58,032	(3,522)	4,452	(13,011)	(78)	45,873

Interest and accretion expense	—	817	723	10,654	—	12,194
Change in fair value of contingent consideration	410	2,298	(79)	—	—	2,629
Amortization of Intangible Assets	8,719	1,640	680	—	—	11,039
Foreign exchange (gain) loss	(45)	(29)	—	770	—	696
Other (income) expense	(28)	2	229	—	—	203

Income (loss) before tax	48,976	(8,250)	2,899	(24,435)	(78)	19,112

Income taxes	283	7,034	205	—	—	7,522

Net income (loss)	$48,694	$(15,284)	$2,694	$(24,436)	$(78)	$11,590

Total assets	$255,930	$60,581	$15,411	$468,888	$(208,110)	$592,700

Total liabilities	$30,298	$39,025	$7,601	$258,226	$—	$335,150

[46]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

24.	Segmented Reporting (continued)

Operating Segments (continued)

	Legacy Pharmaceuticals	Orphan Drugs	Specialty Healthcare Distribution	Corporate	Eliminations	Year ended December 31, 2013

Revenue	$36,884	$10	$3,553	$2,889	$(2,889)	$40,447
Cost of sales	7,391	34	913	—	—	8,338

Gross profit	29,493	(24)	2,640	2,889	(2,889)	32,109

Operating expenses
General and administrative	4,209	160	1,609	567	—	6,545
Business acquisition related costs	—	367	3,325	—	—	3,692
Selling and marketing	1,857	—	607	—		2,464
Research and development				1,931		1,931
Management fees	2,889	—	—	—	(2,889)	—
Share based compensation	—	—	—	1,070	—	1,070
Depreciation expense	3	—	12	3	—	18
Exchange listing expenses	—	—	—	2,404	—	2,404

Total operating expenses	8,958	527	5,553	5,975	(2,889)	18,124

Operating income	20,535	(551)	(2,913)	(3,086)	—	13,985

Interest and accretion expense	—	—	—	6,382	—	6,382
Amortization of intangible assets	—	—	—	120	—	120
Foreign exchange loss	—	—	—	129	—	129
Other (income) expense	—	—	—	(150)	—	(150)
Change in fair value of derivative warrants	—	—	—	4,648	—	4,648

Income (loss) before tax	20,535	(551)	(2,913)	(14,215)	—	2,856

Income taxes	238	—	187	—	—	425

Net income (loss)	20,297	(551)	(3,100)	(14,215)	—	2,431

Total assets	97,476	69,858	11,718	62,299	(70,586)	170,765

Total liabilities	49,341	32,225	7,516	20,161	—	109,243

Geographic Segments

The Company’s revenue by country of origin of external customer is all in the United States, with the exception of $2,105 of revenue in the Orphan Drugs segment that originates from customers outside of the United States.

The Company has operations in Barbados, Canada and the United States. The below table sets forth assets and liabilities by geographic location (excluding inter-company balances and investments in subsidiaries):

[47]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

24.	Segmented Reporting (continued)

Geographic Segments (continued)

	Barbados	Canada	United States	Netherlands	As at December 31, 2014

Current assets	$61,544	$12,532	$9,566	$1,010	$84,652
Non-current assets	481,752	274	26,022	—	508,048

Total Assets	543,296	12,806	35,588	1,010	592,700

Current liabilities	34,194	32,081	15,000	534	81,809
Non-current liabilities	20,418	226,145	6,778	—	253,341

Total Liabilities	$54,612	$258,226	$21,778	$534	$335,150

	Barbados	Canada	United States	Netherlands	As at December 31, 2013

Current assets	$54,416	$4,656	$11,909	$1,391	$72,372
Non-current assets	26,456	38	70,012	1,887	98,393

Total Assets	80,872	4,694	81,921	3,278	170,765

Current liabilities	49,341	19,137	7,285	342	76,105
Non-current liabilities	—	—	32,934	204	33,138

Total Liabilities	$49,341	$19,137	$40,219	$546	$109,243

25.	Directors and key management compensation

Compensation, consisting of salaries, bonuses and director fees to key management personnel and directors for the year ended December 31, 2014 amounted to $1,907 (2013 – $1,192).

Share based compensation, including the amortized cost of the share-based compensation issued for the key management and directors, for the year ended December 31, 2014 amounted to $1,274 (2013 – $979).

26.	Subsequent events

On March 9, 2015, Concordia announced that it and CPI had entered into a definitive asset purchase agreement (the “Covis Asset Purchase Agreement”) to acquire substantially all of the commercial assets of privately held Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (together “Covis”) for $1.2 billion in cash. The Covis drug portfolio being acquired (the “Portfolio”) consists of 18 branded and authorized generic products. The Portfolio includes branded pharmaceuticals, injectables and authorized generics that address medical conditions in various therapeutic areas including cardiovascular, central nervous system, oncology and acute care markets.

[48]

Concordia Healthcare Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2014 and 2013

(Stated in thousands of U.S. Dollars, except per share amounts)

26.	Subsequent events (continued)

The acquisition is structured as an all-cash transaction with a purchase price of $1.2 billion for the Portfolio. The Company plans to pay for the acquisition through the net proceeds of the 2015 Offering (as defined below) and debt financing. Accordingly, the Company has entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada (“RBC”), pursuant to which, RBC has agreed to provide senior secured credit facilities on the closing date of the acquisition of the Portfolio (the “Acquisition Closing Date”) in an aggregate principal amount of up to $750 million comprising of: (1) a senior secured revolving credit facility in an aggregate principal amount of up to $100 million and (ii) a senior secured term loan facility in an aggregate principal amount of up to $650 million (together the “RBC Facilities”). All obligations of the Company under the RBC Facilities will be guaranteed by all material subsidiaries of the Company and secured by first priority (subject to permitted liens) perfected security interests in the assets of the Company and the assets of and equity interests in its material subsidiaries.

In addition, RBC has agreed to provide the Company: (i) a senior unsecured bridge facility (the “Bond Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $710 million less the aggregate gross proceeds provided by any senior unsecured notes and gross proceeds in excess of $150 million provided by any new equity issued by the Company, including the 2015 Subscription Receipts (as defined below) to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date; and (ii) a senior unsecured equity bridge facility (the “Equity Bridge Facility”) on the Acquisition Closing Date in an aggregate principal amount of up to $150 million less the aggregate amount of any new equity issued by the Company, including the 2015 Subscription Receipts to be issued under the 2015 Offering, on or prior to the Acquisition Closing Date (collectively with the RBC Facilities, the “RBC Credit Facilities”). All obligations of the Company under the Bond Bridge Facility and the Equity Bridge Facility will be guaranteed by all material subsidiaries of the Company. The RBC Credit Facilities are subject to the completion of definitive documentation which will contain customary representations and warranties and restrictive covenants for facilities of this nature.

On March 17, 2015, the Company announced that it had entered into a letter agreement with RBC Dominion Securities Inc., as sole bookrunner and co-lead manager, and GMP Securities L.P. as co-lead manager (and together with RBC Dominion Securities Inc. and other underwriters who may join the syndicate, the “2015 Underwriters”), pursuant to which the 2015 Underwriters agreed to purchase, on a “bought deal” basis, 3,764,720 subscription receipts of the Company (the “2015 Subscription Receipts”) at a price of CAD$85.00 per 2015 Subscription Receipt (the “Offering Price”) for aggregate gross proceeds to the Company of CAD$320 million (the “2015 Offering”). Each 2015 Subscription Receipt will entitle the holder thereof to receive, upon the closing of the acquisition of the Portfolio, without payment of additional consideration or further action, one common share of the Company in exchange for each 2015 Subscription Receipt. In connection with the 2015 Offering, the Company agreed to grant the 2015 Underwriters an over-allotment option to purchase up to an additional 564,708 2015 Subscription Receipts at the Offering Price, exercisable in whole or in part, at any time up to 30 days following the closing of the 2015 Offering (so long as the Covis Asset Purchase Agreement has not been terminated before or by such time or it has been announced that the acquisition of the Portfolio will not be completed). If this option is exercised in full, an additional CAD$48 million will be raised pursuant to the 2015 Offering and the aggregate gross proceeds will be CAD$368 million. The 2015 Underwriters will receive, as consideration for their services, a commission equal to 4% of the aggregate gross proceeds payable to the Company in respect of the 2015 Offering. Net proceeds are expected to be used, in part, to fund the acquisition of the Portfolio.

[49]